UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
SPORTSQUEST, INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
84920N 100
(CUSIP Number)
R. THOMAS KIDD, 801 INTERNATIONAL PARKWAY, 5TH FLOOR, LAKE MARY, FLORIDA 32746 (757-572-9241)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	AMENDMENT NO. 1 TO SCHEDULE 13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) R. Thomas Kidd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b) Not Applicable
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Not Applicable
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 9,965,397
BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,965,397
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,965,397
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90.0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

AMENDMENT NO. 1
TO
SCHEDULE 13D

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of SportsQuest Inc. (formerly Air Brook Airport Express, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 801 International Parkway, 5th Floor, Lake Mary, Florida 32746.

Item 2.	Identity and Background

(A)	R. Thomas Kidd

(B)	The business address of Mr. Kidd is 801 International Parkway, 5th Floor, Lake Mary, Florida 32746.

(C)	Mr. Kidd is a private investor and owner of Lextra Management Group, Inc. (“Lextra”), a Delaware corporation, a vertically integrated sports management firm.

(D)	During the last five years, Mr. Kidd has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E)
During the last five years, Mr. Kidd has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(F)	Mr. Kidd is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds or other consideration used by Mr. Kidd in acquiring beneficial ownership of shares of Common Stock are as follows:

•
On August 16, 2007, the Issuer loaned $500,000 to Lextra (the “Lextra Loan”), as set forth in a callable secured note (the “Lextra Note”). The Lextra Note accrues interest at a rate of 8% per year, requires quarterly interest payments, and is due and payable on August 16, 2010 (the

“Maturity Date”). Lextra is not required to make any principal payments until the Maturity Date, but it has the option to prepay the amounts due under the Lextra Note in whole or in part at any time, subject to the payment of varying prepayment penalties depending on the time of such prepayment as set forth in the Lextra Note; provided, however, if the Issuer forgives the repayment of the Lextra Note in connection with a sale of Lextra’s assets to the Issuer or otherwise, no prepayment penalty will be due. A copy of the Lextra Note was previously filed with the Issuer’s Current Report on Form 8-K on August 22, 2007 and is incorporated herein by reference as Exhibit A.

•
On August 16, 2007, the acquisition by Lextra of 51.16% of the issued and outstanding shares of Common Stock, pursuant to the Agreement dated June 26, 2007 (the “Stock Purchase Agreement”) by and among Lextra, the Issuer and certain of its principal shareholders, was completed. Pursuant to the terms of the Stock Purchase Agreement, at the closing, using the proceeds of the Lextra Loan, Lextra acquired (a) 1,165,397 shares representing 51.16% of the issued and outstanding shares of Common Stock from the selling shareholders for an aggregate purchase price of $116,500 and (b) an outstanding accounts receivable due to Air Brook Limousine, Inc. by the Issuer in the amount of $340,000 (the “Receivable”). A copy of the Stock Purchase Agreement was previously filed with the Issuer’s Current Report on Form 8-K on July 6, 2007 and is incorporated herein by reference as Exhibit B.

On August 16, 2007, the Issuer issued 6,800,000 shares of Common Stock to Lextra in exchange for the forgiveness of the Receivable.

As a result of the foregoing transactions, Mr. Kidd acquired beneficial ownership of 7,965,397 shares of Common Stock.

•
On August 21, 2007, the Issuer entered into an Asset Purchase Agreement with Lextra (the “Asset Purchase Agreement”). The transactions contemplated by the Asset Purchase Agreement include the following:

➢ The purchase by the Issuer of all of the assets of Lextra;

➢ The issuance of 2,000,000 shares of Common Stock to Lextra; and

➢ The forgiveness of the Lextra Loan.

The transactions contemplated by the Asset Purchase Agreement were completed on August 21, 2007. A copy of the Asset Purchase Agreement was previously filed with the Issuer’s Current Report on Form 8-K on August 22, 2007 and is incorporated herein by reference as Exhibit C.

As a result of the foregoing transaction, Mr. Kidd acquired beneficial ownership of 2,000,000 shares of Common Stock.

Item 4.	Purpose of Transaction

Mr. Kidd has caused Lextra to acquire shares of Common Stock to control the operations of the Issuer and Greens Worldwide Incorporated (“Greens Worldwide”). The Issuer acquired control of Greens Worldwide on August 17, 2007, as described in this Item 4.

On August 17, 2007, the Issuer entered into a Stock Issuance, Assumption and Release Agreement (the “Assumption Agreement”), by and among the Issuer and Greens Worldwide and AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC (collectively, the “Greens Worldwide Investors”). The transactions contemplated by the Assumption Agreement include the following:

•	The issuance by Greens Worldwide of 390,000 shares of its Series A Convertible Preferred Stock, par value $10.00 per share (the “Greens Worldwide Series A Preferred Stock”), to the Issuer; and

•
The assumption by the Issuer of 50% of Greens Worldwide’s indebtedness to the Greens Worldwide Investors under a Securities Purchase Agreement, dated as of March 22, 2007, by and among Greens Worldwide and the Greens Worldwide Investors, which provided for the sale by Greens Worldwide to the Greens Worldwide Investors of callable secured convertible notes with an aggregate face amount of $7,807,500, including interest.

Each share of Greens Worldwide Series A Preferred Stock is convertible into 640 shares of common stock of Greens Worldwide at the option of the Issuer at any time. The terms of the Greens Worldwide Series A Preferred Stock entitle the Issuer to elect a majority of the members of the board of directors of Greens Worldwide. In addition, the Issuer’s ability to vote its shares of Greens Worldwide Series A Preferred Stock on an as-converted basis assures its control of any matters presented to the holders of common stock of Greens Worldwide.

The transactions contemplated by the Assumption Agreement were completed on August 17, 2007. A copy of the Assumption Agreement was previously filed with the Issuer’s Current Report on Form 8-K on August 22, 2007 and is incorporated herein by reference as Exhibit D.

Mr. Kidd reserves the right to formulate other plans and take such actions with respect to his indirect investment in the Issuer, including any or all of the actions described below in this Item, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions. Mr. Kidd may at any time reconsider and change his plans or proposals relating to the foregoing.

Except as described above or otherwise in this Amendment No. 1 to Schedule 13D, there are no current plans or proposals that Mr. Kidd may have that relate to or would result in:

(A)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than pursuant to the Investment Agreement, dated August 23, 2007 (the “Investment Agreement”), between the Issuer and Dutchess Private Equities Fund, Ltd. (“Dutchess”) that requires Dutchess, subject to certain conditions, to purchase up to $50,000,000 of the Common Stock at a seven percent discount to market over the 36 month period following a registration statement covering such Common Stock being declared effective by the Securities and Exchange Commission (as previously reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2007) (a copy of the Investment Agreement was previously filed with the Issuer’s Current Report on Form 8-K on August 30, 2007 and is incorporated herein by reference as Exhibit E);

(B)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(C)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(D)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(E)	Any material change in the present capitalization or dividend policy of the Issuer;

(F)
Any other material change in the Issuer’s business or corporate structure, other than those associated with the Issuer’s acquisition of Zaring-Cioffi Entertainment, LLC pursuant to an Agreement for the Exchange of Stock dated August 20, 2007 (the “Exchange Agreement”) (as previously reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2007) (a copy of the Exchange Agreement was previously filed with the Issuer’s Current Report on Form 8-K on August 30, 2007 and is incorporated herein by reference as Exhibit F);

(G)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(H)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(I)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(J)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(A)	The aggregate number and percentage of Common Stock beneficially owned by Mr. Kidd is 9,965,397 shares or 90.0% of the issued and outstanding shares of Common Stock.

(B)	Mr. Kidd has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

(C)
See Item 3 for a discussion of (a) the Stock Purchase Agreement, pursuant to which Mr. Kidd, indirectly through Lextra, acquired 1,165,397 shares of Common Stock, (b) the acquisition by Mr. Kidd, indirectly through Lextra, of 6,800,000 shares of Common Stock in exchange for forgiveness of the Receivable and (c) the Asset Purchase Agreement, pursuant to which Mr. Kidd, indirectly through Lextra, acquired 2,000,000 shares of Common Stock.

(D)	Not applicable.

(E)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Kidd is the President and Chief Executive Officer and the sole Director of the Issuer.

See Item 3 for a discussion of (a) the Stock Purchase Agreement, pursuant to which Mr. Kidd, indirectly through Lextra, acquired 1,165,397 shares of Common Stock, (b) the acquisition by Mr. Kidd, indirectly through Lextra, of 6,800,000 shares of Common Stock in exchange for forgiveness of the Receivable and (c)

the Asset Purchase Agreement, pursuant to which Mr. Kidd, indirectly through Lextra, acquired 2,000,000 shares of Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Callable Secured Note by Lextra Management Group, Inc. and issued to Air Brook Airport Express, Inc. (previously included with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2007 and incorporated herein by reference).

Exhibit B - Agreement dated June 26, 2007 by and among Air Brook Airport Express, Inc., Donald M. Petroski, Jeffrey M. Petroski, Barbara Petroski, Air Brook Limousine, Inc. and Lextra Management Group, Inc. (previously included with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2007 and incorporated herein by reference).

Exhibit C - Asset Purchase Agreement by and between SportsQuest, Inc. and Lextra Management Group, Inc. dated August 21, 2007 (previously included with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2007 and incorporated herein by reference).

Exhibit D - Stock Issuance, Assumption and Release Agreement by and among Greens Worldwide Incorporated, Air Brook Airport Express, Inc., AJW Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC dated August 17, 2007 (previously included with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 22, 2007 and incorporated herein by reference).

Exhibit E - Investment Agreement by and between SportsQuest, Inc. and Dutchess Private Equities Fund, Ltd. dated August 23, 2007 (previously included with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2007 and incorporated herein by reference).

Exhibit F - Agreement for the Exchange of Stock by and among SportsQuest, Inc., Zaring-Cioffi Entertainment, LLC, ZCE, Inc. and Q-C Entertainment, LLC dated August 20, 2007 (previously included with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 30, 2007 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.

Date: August 29, 2007

R. Thomas Kidd

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).